American Outdoor Brands (AOUT)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Important to Vote Against 3 AOUT Directors

The 2024 annual meeting ballot is potentially something to get excited about. The 2023 AOUT annual meeting proxy said that AOUT shareholders would have the opportunity to vote for a binding proposal for a majority vote standard to replace certain 67% vote standards when seeking AOUT shareholder approval.

The 2023 annual meeting proxy said that if the 2023 advisory proposal received majority support shareholders would have an opportunity to vote on a binding proposal in at the 2024 annual meeting on the same topic. AOUT shareholders then gave outstanding 99% approval to the 2023 advisory proposal.

The shocker is that there is no opportunity for such a binding shareholder vote in the 2024 AOUT annual meeting proxy after 99% shareholder approval of the 2023 advisory proposal. And another shocker is that the AOUT Board of Directors gave no specific reason to omit a binding shareholder vote in the 2024 AOUT annual meeting proxy.

As a result it appears that the AOUT Governance Committee needs to be strongly disciplined for their reversal for no specific reason. Shareholders can consider voting against the AOUT Governance Committee members:

Barry Monheit

Mary Gallagher

Gregory Gluchowski

And diversified AOUT shareholders can consider whether these Directors are qualified to serve on the Governance Committee of any other company during their careers.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.